Filed pursuant to Rule 433

Registration Statement No. 333-196593

July 21, 2014

Information Supplement, dated July 21, 2014

ORION ENGINEERED CARBONS S.A.

18,000,000 COMMON SHARES

Information Supplement to the Preliminary Prospectus, dated July 14, 2014

Before deciding to invest in the common shares, you should read the preliminary prospectus, dated July 14, 2014 in its entirety. This information supplement is qualified in its entirety by reference to the preliminary prospectus. The information herein supplements the preliminary prospectus and supersedes the information set forth therein to the extent such information is inconsistent with the information in this information supplement. The preliminary prospectus has preceded or accompanies this free writing prospectus and is available from the Securities and Exchange Commission’s website at http://www.sec.gov/Archives/edgar/data/1609804/000119312514267888/d733085df1a.htm .

Orion Engineered Carbons S.a r.l., which will change its legal form to become a Luxembourg joint stock corporation (société anonyme) named “Orion Engineered Carbons S.A.” (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting:

•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: (866) 718-1649, email: prospectus@morganstanley.com; or

•	Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, email:prospectus-ny@ny.email.gs.com.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

UBS INVESTMENT BANK

Barclays	J.P. Morgan

KeyBanc Capital Markets	Macquarie Capital

Management – 2014 Director and Executive Compensation

Shortly before or after the completion of this offering, we intend to adopt new compensation arrangements for our nine directors to be appointed prior to the completion of this offering. We expect the initial annual compensation for our nine directors to total €670,000 to be paid in cash and/or equity-based awards as determined by our Board of Directors following the completion of this offering.

In accordance with Luxembourg law, the compensation of the members of the board of directors of a Luxembourg joint stock corporation will be determined by the general meeting of shareholders. If we decide to adopt new compensation arrangements for our directors before the offering is completed, we would expect to seek such shareholder approval for these arrangements from our current shareholders.

The members of our senior management team, including our Executive Officers, shall be appointed from time to time by our Board of Directors. Our Board of Directors (or a committee thereof if authorized by the Board of Directors) will also determine compensation arrangements for our Executive Officers.

Underwriting – Directed Share Program; Financial Advisor to the Company

At the request of the Selling Shareholder, the underwriters have reserved up to 1.5% of the common shares to be offered in this offering for sale, at the initial public offering price, to five of our directors to be appointed prior to the completion of this offering. The number of common shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved common shares. The shares purchased by these individuals will be subject to a lockup ending 180 days after the date of this prospectus. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other common shares offered in this offering.

Solebury Capital LLC, or Solebury, a FINRA member, is acting as our financial advisor in connection with the offering. Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.